

OFFERING MEMORANDUM DATED APRIL 7, 2024

DALRADA HOME

Dalrada Home Corp.

600 La Terraza Blvd

Escondido, CA 92025

www.dalradahome.com

Up to $1,000,000 of Class A Voting Common Stock

Offering Price Per Share: $0.04

Target Amount: $10,000

Target Number of Shares: 250,000 shares of Class A Voting Common Stock

Minimum Investment Amount Per Investor: $250 (6,250 shares of Class A Voting Common Stock)

Dalrada Home Corp. (the "**Company**") is offering up to $1,000,000 worth of Class A Voting Common Stock (the "**Offering**"). The minimum target amount under this Regulation CF offering is $10,000 (the "**Target Amount**"). The Company must reach its Target amount of $10,000 by July 15 2024, the end date of the offering (The "**Offering Deadline**"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Minimum Target Amount of $10,000 under Regulation CF offering by July 15, 2024 no Stocks will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Offering is being made through Mundial Financial Group, LLC (the "**Intermediary**"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Stocks. The rights and obligations of any purchasers of the Stocks must complete the purchase process through the intermediary. All committed funds will be held in escrow with EAST WEST BANK (the "Escrow Agent" until the Target Amount has been met or exceeded and one of more closing occur. The intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Stocks at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Stocks have not been recommended or approved by any federal or state Stocks commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Stocks and Exchange Commission does not pass upon the merits of any Stocks offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Stocks are offered under an exemption from registration; however, the U.S. Stocks and Exchange Commission has not made an independent determination that these Stocks are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Stocks Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below. Reservations Bonus 15%

BONUS INCENTIVES

<u>Volume-Based Perks</u>

Tier 1
Invest $l,000 and get added to Dalrada Home Investor Purchase Program

Tier 2
Invest $5,000 and receive a 10% discount on purchase of one Dalrada Home Heat Pump+ added to Dalrada Home Investor Purchase Program

Tier 3
Invest $20,000 + and receive a 15% discount on purchase of one Dalrada Home Heat Pump+ added to Dalrada Home Investor Purchase Program

Our Investor Purchase Program is an exclusive opportunity designed for our investors to procure our innovative system. Participation in the program is settled through an initial investment which determines the discount offered to an investor on their first purchase of one Dalrada Home Heat Pump. The Dalrada Home Investor Purchase Program, exclusive to investors, prioritizes residential system purchases by registered investors who have invested a minimum of $1000 in the company. Participants become Dalrada Club members, eligible to apply for a future production slot, provided they meet additional criteria and agree to specific conditions, including but not limited to system installation and operation requirements.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Company Overview

Dalrada Home Corp is at the forefront of whole-home electrification, dedicated to improving residential sustainability through specialized products and services. As a leading force in the electrification movement, our excellence in engineering produces state-of-the-art solutions, driving the decarbonization of living spaces with cost-effective and high-efficiency heat pump technologies.

Dalrada Home Corp operates under the umbrella of its parent company, Dalrada, leveraging its established reputation and resources to innovate within the residential sustainability sector. This partnership synergizes Dalrada's expansive expertise with Dalrada Home Corp's specialized focus on residential electrification.

Market Validation

- Last year, U.S. sales of heat pumps outpaced those of gas furnaces for the first time. But today, they're still found in only 16 percent of U.S. homes, according to the new report.
- With its unprecedented $391 billion (or more) investment in climate tech, the Inflation Reduction Act is poised to help get heat pumps and other electrified machines on the path toward S-curve growth. **The massive climate bill provides Americans a tax credit of up to $2,000 for heat pumps, and lower-income families will be eligible for heat-pump rebates of up to $8,000. (The U.S. Department of Energy even has a tool to help you access them.)**
- Maine has already blown past its target of 100,000 new heat pumps installed by 2025, as reported in February by The Washington Post.
- Heat Pump Water Heater Market size is projected to grow from USD 5.2 billion in 2023 to USD 10.2 billion by 2028, at a CAGR of 14.4%
- Water heaters are one of the most inefficient appliances in your home, with Energy.gov citing up to 18% of your electricity costs coming from heating water.
- Energystar.gov estimates that if all residential water heaters were replaced with heat pump water heaters the cost savings would be $12 billion and up to 140 billion pounds of greenhouse gas emissions annually.
- **Consider that a typical 50-gallon heat pump water heater costs around $1,200 while a traditional electric water heater is $300**. On average, you will pay off the difference in only three years and begin saving vastly more on your water bill immediately after.
- There are currently more than 17.5 million central heat pumps installed in housing units across the United States, according to the U.S. Energy Information Administration, mostly in Southern states. More than 40% of homes in South Carolina, North Carolina and Alabama use heat pumps for heating — compared to 17% nationwide and only 5% in climate-friendly California. Heat pumps' popularity in Southern states is due in part to the fact that many homes in the South are already all-electric; they don't have gas connections. The South is the U.S. region that's most reliant on electricity for heating and least reliant on direct use of gas or other fossil fuels.
- A total of 49 projects were pledged $171m by the DOE's Industrial Efficiency and Decarbonization Office (IEDO).
- Echogen Power Systems and its partners – Shell, Reaction Engines, Avery Dennison, Goodyear, Mars Corporation, TotalEnergies and Unilever – are to receive $3m to develop a pilot-scale heat pump capable of heating air to over 300°C using an ambient temperature heat source. The system will use a supercritical CO_2 cycle driven by a low specific speed centrifugal compressor and a novel high temperature CO_2-to-air heat exchanger.
- The University of Cincinnati, along with partners Trane Technologies, IAIRE and Phase Change Energy Solutions LLC are to receive $1,439,408 to develop a highly efficient industrial heat pump prototype using phase change material thermal energy storage, intermediate intercooling, and wet compression technology.
- AtmosZero Inc, along with partners Colorado State University, Danfoss, International Flavors & Fragrances and Alliant Energy, will receive $3,197,493 for a project to develop a heat pump system capable of producing steam at temperatures up to 200°C while simultaneously providing cooling or refrigeration for industrial processes at less than 0°C.
- A project to develop and demonstrate a super condenser that can effectively harness the waste heat from 125°C vapour, generated during the potato chip frying process, receives $3m for the University of Texas at Dallas and its partners ORNL, Radiator Coils, Trane Technologies and PepsiCo R&D.
- The William Marsh Rice University and Dexmat Inc will receive $1.5m for a project to enhance the thermal conductivity and reduce the cost of carbon nanotube-based carbon fibers (CNTF).

Milestones

Sales Projections *(in units)*
- Year 1:
  - U.S. – 1,000
  - Mexico – 1,000
  - Canada/Europe – 1,000
- Year 2:
  - U.S. – 2,500
  - Mexico – 2,000
  - Canada/Europe – 1,500
- Year 3:
  - U.S. – 7,000
  - Mexico – 5,000
  - Canada/Europe – 2,500

Sales Projections *(in revenue)*
- Year 1 *(first 12 months in market):*
  - U.S. – $2 million
  - Mexico – $2 million

- Canada/Europe – $2 million
  - **Year 2:**
    - U.S. – $5 million
    - Mexico – $4 million
    - Canada/Europe – $3 million
  - **Year 3:**
    - U.S. – $14 million
    - Mexico – $10 million
    - Canada/Europe – $5 million

Competitors and Industry

The global heat pump market is a dynamic landscape with a projected value of nearly $142.4 Billion Dolars by 2030 says Yahoo Finance (https://finance.yahoo.com/news/global-heat-pumps-industry-analysis-112800674.html#:~:text=Global%20Heat%20Pumps%20Market%20to,the%20analysis%20period%202022%2D2030). Dalrada Home Corp distinguishes itself by offering high-performance, low-impact solutions that cater to an environmentally conscious consumer base, positioning us favorably against competitors in a market ripe for growth.

Competition

AC Pro – AC Pro is a distributor of HVAC (heating, ventilation, and air conditioning) equipment and supplies, catering primarily to contractors and professionals in the HVAC industry. AC Pro offers comprehensive support to its clientele, ranging from product selection and training to technical assistance and after-sales support. Through its extensive network of branches and distribution centers across multiple states, AC Pro delivers solutions and service to meet the diverse needs of its customers in the HVAC industry.

Daikin – Daikin, a global manufacturer of HVAC solutions, has established itself as a key player in the industry through its extensive product offerings and widespread presence. With a history dating back to 1924, Daikin offers a diverse range of air conditioning, heating, ventilation, and refrigeration systems for residential, commercial, and industrial applications. The company's emphasis on innovation and technology has led to the development of advanced products such as variable refrigerant flow (VRF) systems and energy-efficient heat pumps. Daikin's global footprint and commitment to customer satisfaction have positioned it as a reliable choice for consumers and businesses seeking quality HVAC solutions.

Carrier – Carrier offers a diverse product line catering to residential, commercial, and industrial sectors. Carrier offers a range of solutions including air conditioners, heat pumps, furnaces, and refrigeration equipment. Known for its global reach and extensive distribution network, Carrier continues to serve a wide customer base with reliable products and services, contributing to the comfort and efficiency of buildings worldwide.

Trane – Trane offers a wide range of products, including air conditioners, heat pumps, furnaces, air handlers, thermostats, and controls, catering to residential, commercial, and industrial sectors. With a focus on energy efficiency and environmental responsibility, Trane develops cutting-edge technologies like variable-speed compressors, smart controls, and sustainable refrigerants to minimize environmental impact and reduce energy consumption.

Dalrada Advantages

Our new domestic heat pump stands out in the market, not only for its superior features and benefits but also due to our unique strengths and capabilities in selling this innovative product. There are several reasons why our heat pump is exceptionally easy to sell and why we excel in its distribution.

Outstanding Efficiency
Firstly, our heat pump's efficiency is among the highest in the market. This leading efficiency translates into a lower cost per unit of power for the end-users, making it an economically attractive option. Homeowners and businesses looking to reduce their energy bills and environmental footprint find our product to be an ideal solution. The high efficiency of our heat pumps means that customers can enjoy significant savings over the lifetime of the product, a compelling selling point that our sales team leverages with great success.

Global Presence and Extensive Network
Our global presence in the USA, UK, Spain, France, and Morocco significantly amplifies our reach and capacity to serve diverse markets. This wide geographical footprint has enabled us to establish and nurture extensive contacts with distribution partners and domestic heat pump installers across these regions. Our network is not just broad but deeply integrated into the local markets, allowing us to quickly and effectively bring our products to a wide array of customers. This global yet localized approach ensures that we can provide tailored solutions and support to our clients, no matter where they are.

Pioneering CO2 Heat Pump Technology
Our history in developing novel CO2 commercial heat pump technology sets us apart from competitors. This pioneering work has not only demonstrated our commitment to innovation but also positioned us as leaders in sustainable heating solutions. Our extensive research and development efforts, coupled with partnerships in the industry and academia, have allowed us to stay at the forefront of heat pump technology. These efforts have culminated in a product that is not only highly efficient but also environmentally friendly and capable of meeting the diverse needs of our customers.

Comprehensive R&D and Partnerships
The comprehensive nature of our research and development, enriched by strategic partnerships, has been pivotal in creating a product that is easy to sell. We continuously work on enhancing the efficiency, reliability, and usability of our heat pumps, ensuring they meet the highest standards and exceed customer expectations. Our collaborations have also enabled us to incorporate the latest technology, such as smart controls and energy monitoring, making our heat pumps not just a heating solution but a comprehensive energy management tool.

Current Stage and Roadmap

Currently, Dalrada Home Corp is making a decisive entry into the U.S. market, introducing proven European heat pump technologies to a new audience. Our roadmap is defined by ambitious R&D, aiming to develop the 'holy grail' of heat pumps: a miniaturized CO_2 internal air source heat pump. This innovation promises to revolutionize the industry and cement our position as a technological leader.

Investing in Dalrada Home Corp means joining a venture at the cutting edge of climate technology. Our products are not only designed to enhance residential energy efficiency but also to contribute significantly to global Net Zero initiatives. With a keen eye on the future, we're expanding our offerings to include a wider range of sustainability solutions, from solar panels to water conservation systems, making us an attractive proposition for investors looking for impact and innovation.

Employees

The company does not currently have any employees.

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.
These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

Intellectual Property

Trade Secrets

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease, rent, or own any property at this time.

RISK FACTORS

The SEC requires the company to identify risks that arc specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in Dalrada Home Corp. Inc. (also referred to as "we", "us","our", or "company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven Stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Stocks you are buying is limited.

Any Common Stock share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Stocks you receive. More importantly, there is no established market for these Stocks and there may never be one. As a result, if you decide to sell these Stocks in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the heat pump water heater industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures.

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance.

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed.

The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "**Use of Proceeds**".

Leverage.

Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financing may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred Stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt Stocks could increase costs and negatively impact operating results. Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of the Common Stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Managements Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service.

It is possible that there may never be an operational Home Heat Pump or that the product may never be used for it's stated purpose. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its Stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products.

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its Stockholders.

Developing new products and technologies entails significant risks and uncertainties.

We have demonstrated our technology with a fully operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risk.

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service.

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Class A Non-Voting Stock Holder; Stocks with No Voting Rights.

The common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company.

You are trusting in management discretion. You are buying Stocks as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.

The company might not sell enough Stocks in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves •rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that Mundial Financial Group, LLC instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early-stage company and have not yet generated any profits.

Dalrada Home Corp. Inc. was formed on February 2nd, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dalrada Home Corp. lnc. Has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.

The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that Dalrada Home Corp. Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early-stage company operating in a new and highly competitive industry.

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth Support Stocks in the future.

Intense Market Competition.

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions.

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape.

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, one Internet domain name, and several trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to Dalrada Home. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital or the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field or law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost or enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because or the cost or enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more or our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our product may be subject to change and may affect demand for our vanadium flow batteries. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions.

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events.

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity.

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

High Degree of Risk for Investors.

Investing in Dalrada Home Corp involves significant risk. Only those capable of bearing the loss of their entire investment should consider investing. The Stocks on offer are long-term and illiquid in nature. There's no guarantee that investors will be able to resell their shares, and they may be required to hold them indefinitely.

Market and Technological Uncertainty.

Dalrada Home Corp is operating in an innovative yet competitive market. There's no assurance of product demand or that our offerings will outperform competitors'. Technological evolution could also render our current products obsolete. The value and demand for our high-efficiency heat pumps are projections that may not materialize if market conditions change or competitors introduce superior technologies.

Valuation Challenges.

The valuation for Dalrada Home Corp is internally derived and not based on external market indicators, which can result in discrepancies in the actual worth of an investment. The startup nature of the business adds layers of complexity to accurately assessing its true market value.

Economic Interest of the Board of Directors.

The existence of the Board of Directors' interests in the distributions of the Company may create an incentive for the Board of Directors to make riskier and more speculative investments and business decisions on behalf of the Company than it would otherwise make in the absence of such a performance-based arrangement.

Ecosystem Development.

The Board of Directors anticipates engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may include advising non-profit entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the Board of Directors believes that such activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will increase returns, if any, to the shareholders. Additionally, it is anticipated that such activities will reduce the amount of time some or all of the Board of Directors will specifically devote to the activities of the Company.

Side Agreements.

In accordance with common industry practice, the Board of Directors may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the Board of Directors grants to such shareholder(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other shareholders. As a result, you may not be in the same position as other shareholders to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

Reserves.

As is customary in the industry, the Board of Directors expects to establish reserves, at the discretion of the Board of Directors, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the shareholders. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Board of Directors is unable to properly keep the appropriate amount of reserves, the Company's return to the shareholders would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the shareholders will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

Diverse Shareholder Group.

The shareholders may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in its capacity as Board of Directors of the Company, the Board of Directors will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any shareholder individually.

Negative Social Media, Public Commenters and News Coverage.

Interest in our service among our potential customers may be reduced by criticism, negative reviews, mockery, denigration, libel or slander either of our service directly or of those who choose to use it. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our service or our customers, they may reduce the interest of current and potential customers in our product, pressure our partners or employees to stop selling, promoting or integrating service, or cause our customers to hide their use of our service and positive views of our product such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our service such as on social media may cast suspicion on its benefits, emphasize the downsides, or confuse our potential customers as to the purpose and use of our service. If similar services or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and services such as our own, damaging our reputation and that of our service by association.

Weather or other Acts of God.

Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, other adverse terrestrial weather events, earthquakes, landslides, volcanic eruptions, meteor strikes, solar storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both Company and partners such that Company's opportunity for profit is diminished or lost.

War, Terrorism, and other Acts of Violence or Enduring Conflicts.

New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

Risks Related to the Technology

Competition and Anti-Competitive Power of Large Technology Companies.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the heat pump water heater industry is intensely competitive. The principal competitive factors in this industry include customer acquisition, pricing, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

The heat pump and water heater industry is also dominated by a relatively small number of very large companies with significant power to disrupt or destroy or create competition for smaller and newer companies. Whether intentionally or unintentionally, these companies may take any number of actions which have the result of damaging the Company's business and reducing or eliminating our opportunity for profit.

Competition from Open Source, Source-Available, Non-Profit, Non-Commercial or Community Projects.

Unlike many industries, for-profit technology companies can find themselves in competition with non-commercial, open-source, source-available, federated, non-profit, or community-driven projects. These projects, entities or groups may also damage Company business by endorsing, recommending, or favoring a particular standard, method, or set of features which has the effect of reducing or eliminating the Company's competitive advantages.

Competition from Alternative Technologies.

Heat battery boilers, electric boilers, electric radiators, infrared radiators, biomass heating, other methods of heating water, or other new or existing methods may arise or increase in popularity such that the Company's opportunity for profit is diminished or eliminated.

Competition from Existing Heat Pump Water Heater Companies.

Existing Heat Pump Water Heater services, including but not limited to Goodman, Carrier, Lennox, Rheem and Trane, have advantages that Company is not guaranteed to be able to overcome in order to compete in the market and earn a profit.

Reliance on Partners and Other Businesses.

Our business relies on other businesses including but not limited to product manufacturers, software providers, cloud service providers, and other providers. The supply chain and software integrations required to bring our product to market and maintain or improve its attractiveness to customers is vulnerable to disruption if our partners cease to do business with us, fail to live up to their contractual obligations, fail to perform through no fault of their own, or change the terms under which they are willing to do business with us such that we have limited or no opportunity for profit.

Undiscovered Product Problems, Bugs or Limitations.

Our product's viability or popularity could be threatened by undiscovered limitations to our software, systems architecture, data storage schema, or security schema. Any of these currently unknown problems or limitations could lead to liabilities or make our product less viable or popular in the market, both of which may lead to diminished or no profits.

Shifts due to Advances or Commercialization of New or Old Technologies.

The heat pump water heater industry is subject to the constant disruption of technology and business models by the creation and advancement of new technologies and the successful commercialization of older technologies. Even if Company is successful, new advances in fields including but not limited to Renewable Energy Integration, along with changes in Government Policies and Incentives; and related fields in math, science and technology may negatively impact our business model and the appeal of our unique technology and services and reduce or eliminate our opportunity for profit.

Hacking, Cyberattacks, or Digital Sabotage.

In the event that Company's computer systems or accounts, the systems of our suppliers, vendors or partners, or the personal accounts of our employees or managers, or the systems or accounts of any software service providers upon which Company may rely, are hacked or compromised by another entity, Company's operations may be disrupted, Company's money or data may be stolen or destroyed, Company's computers may be damaged or rendered inoperable, and Company may suffer reputational damage or liability as a result, or fail to fulfill their contractual obligations or seek new opportunities while suffering the effects of the hack or compromise.

Loss, Unauthorized Access, Corruption, Tampering or Poisoning of Data.

The integrity of Company's service relies on the secure storage of information including but not limited to the identifying information of individual users. If data in Company's custody or held on Company's behalf by another entity or service is lost, damaged, spoof, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

Adverse Actions by Government Agencies.

Governments that wish to access or manipulate the Company's data may employee their legal authorities, attempt to apply public pressure, move to change laws or regulations, or even act extrajudicially in order to make use of the Company's data in ways that may hamper the Company's ability to do business or reduce trust in the Company's ability to remain independent and protect individual's data and identifying information.

Insider Threats.

Directors, employees, or others who have received access or knowledge of our internal systems and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture or security mechanisms or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

Failure, Malfunctioning and Unintended Behavior of Critical Software, Firmware or Hardware.
Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

We may have Liability Claims.

Services related to security, identity management, and the storage of personally identifying information carries some inherent, non-mitigable risks. As a result, liability claims may be brought against us. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

Non-Mitigatable Risks of Collecting and Storing Biometrics and other Personally Identifying Information.

Personally identifying information is particularly strictly regulated in many jurisdictions. If the personally identifying information we store is divulged or access without authorization, or if our protection of that data is found by regulators to be inadequate or falls under public suspicion through justified or unjustified criticism of our systems, we may incur liability or suffer reputational damage that hampers our business and reduces or eliminates opportunity for profit.

Loss of Intellectual Property Protections.

The Company's intellectual property is protected by a range of mechanisms including but not limited to copyright, registered trademarks, and patents in various jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgement, results in an unsatisfactory judgement, or where even a satisfactory judgement is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Difficulty Valuing Company Assets.

Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

The transferability of the Securities you are buying is limited.

Any stock purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No Market for Interests; Restrictions on Transferability; No Withdrawal Rights.

The Interests have not been registered under the 1933 Act or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Interests under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Interests and none is expected to develop. A shareholder also generally will not be permitted to assign its Interest without the prior consent of the Board of Directors. Consequently, shareholders may not be able to liquidate their Interests and must be prepared to bear the risks of owning their Interests for an extended period of time. Furthermore, withdrawals of shareholders from the Company generally will not be permitted, although the Company Bylaws may specify certain circumstances under which a shareholder may be entitled, or required, to withdraw from the Company. A withdrawn shareholder may not be entitled to immediate payment for its Interest. Any withdrawal of a shareholder may reduce the amount of Company capital available for investment or other activities.

Passive Investment in Interests.

The Company Bylaws will not permit the shareholders to engage in the active management and affairs of the Company. The shareholders must rely on the ability of the Board of Directors to identify, structure, and make appropriate business decisions to generate a return for the Company.

Dilution to Existing Shareholders as a Result of Adding Shareholders.

Shareholders will have their economic interest in the Company diluted as a result of later additional shareholders gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those Members who invested in the Company prior to other Members.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The table below sets forth the officers and directors of the Company.

Officer Name	Position	Term of Office
Brian Bonar	Chief Executive Officer	February 2nd, 2024 – Present
Anthony Zolezzi	President	February 2nd, 2024 – Present
Kyle McCollum	Chief Financial Officer, Secretary, and Treasurer	February 2nd, 2024 - Present

Other business experience in the past three years:

Officer Name: Brian Bonar
Employer: Dalrada Corporation
Title: CEO and Chairman
Dates of Service: 1982 – Present
Responsibilities: With a strong technical background, Mr. Brian Bonar holds more than 18 years' experience with IBM in Europe, Asia, and the USA. In addition, Mr. Bonar holds 20 years' experience in high growth companies – both private and public – in various locations in the USA and the United Kingdom. Mr. Bonar is currently the Chairman of the Board and CEO of Dalrada (OTCQB: DFCO, "Dalrada"). As a publicly traded company, Dalrada has proven consistent and explosive growth throughout his tenure. Mr. Bonar serves as a prime example of an individual who has applied his knowledge and experience and transformed himself into becoming a great businessman. Mr. Bonar holds the Honorary title of Lord Bonar of Wilcrick, Cardiff, Wales United Kingdom.

Name: Kyle McCollum
Employer: Dalrada Corporation
Title: CFO
Dates of Service: 2021 – Present
Responsibilities: Holding nearly two decades of experience in domestic and international business with a focus on accounting, finance, and management, Mr. McCollum's background also includes investment strategy, due diligence, mergers & acquisitions, compliance, fund structuring, fundraising, investor relations, and securities. He holds a Certified Public Accounting license. As CFO, Mr McCollum oversees accounting, financial planning, and operations at Dalrada.

Name: Anthony Zolezzi
Employer: Dalrada Corporation
Title: Executive Vice Chairman
Dates of Service: 2022 – Present
Responsibilities: Mr. Zolezzi believes climate change is a considerable threat to the environment and to lives around the world. He is committed to implementing global sustainability and health initiatives. As Dalrada's Executive Vice Chairman he is focused on the green energy and sustainability efforts of Dalrada: Dalrada Home and Dalrada Climate Technology.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE STOCKS

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting Stocks as of the date of this Offering Statement filing.

Name and address of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Dalrada Home Corp 600 La Terraza Blvd Escondido, CA 92025	0 shares of Class A Common Stock	0%
Dalrada Financial Corporation 600 La Terraza Blvd Escondido, CA 92025	381,666,667 shares of Class A Common Stock	91.6%
Dalrada Financial Corporation Employees 600 La Terraza Blvd Escondido, CA 92025	35,000,000 shares of Class A Common Stock	8.4%

The following table describes our capital structure as of March 22, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Reserved for Future Issuance – Option Plan and Conversion of Debt *	Available for Issuance**
Class A Common Stock	500,000,000	416,666,667	-0-	-0-

The Company's Stocks

The Company has authorized one class of Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to **83,333,330** of Class A Common Stocks.

Class A Common Voting Stocks
The amount of security authorized is 500,000,000 with a total of 416,666,667 outstanding.

Voting Rights
There are voting rights associated with Class A Common Stock.

Material Rights
The total number of shares outstanding on a fully diluted basis is 416,666,667 shares of Common Stock.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a Stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising Stock options, or by conversion of certain investments (e.g. convertible bonds, preferred shares or warrants) into Stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this Typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $10,000 Raise (Minimum Amount)	Allocation for a $5,000,000 Raise (Target Amount)
Offering Costs (Broker and Processing Fees)	$3,000	$500,000
Marketing and Advertising	-	2,000,000
Sales, General & Administrative	-	1,500,000
Inventory	7,000	1,000,000
General Working Capital	-	-
Total	**$10,000**	**$5,000,000**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

The cash fee paid to Mundial from the proceeds of the Offering will be determined pursuant the dollar value of the Stocks sold to Investors pursuant to each Offering: Three percent (3%) cash to Mundial for investors introduced by Issuer and six percent (6%) cash to Mundial for investors introduced by Mundial at each closing and One Percent (1%) equity to Mundial upon the final closing. This fixed fee is based on the fact that the Issuer will require the minimum investment per client to be $1,000. Should the amount change to a minimum of $500, the cash fee will then be Four percent (4%) cash to Mundial for investors introduced by Issuer and eight percent (8%) cash to Mundial for investors introduced by Mundial at each closing.

Non-Registered Offerings Investor Fee paid to RaiseX, LLC. Company shall pay Consultant a one-time fee of Fifty Dollars ($50) per investor who makes an investment commitment or who purchases Stocks pursuant to any offering exempt from registration under the Stocks Act of 1933, as amended, or the Stocks laws of any state, during the term of this Agreement (the "Investor Fee").

Working Partner/Advisory Position Stock Compensation to RaiseX, LLC. Company shall grant to Consultant equity equivalent to Two and One Half Percent (2.5%) of Company's equity. The calculation of Company equity shall not include the unvested portion of the Company's employee Stock program.

Fees for certain creative design, legal, marketing, technical, and administrative support services provided by Mundial Financial Group, LLC, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

FINANCIAL STATEMENTS

Our financial statements prepared by Management can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The Company reports its financial information on a calendar year basis. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete an audit of those statements.

The Company generates revenue by selling software licenses to businesses and individuals to prevent fraud and illegal access to online data.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

From the date of inception (February 2, 2024) to present, the Company has focused on raising capital, marketing and research and development. The Company has not generated any revenue.

Expenses

From the date of inception (February 2, 2024) to present, the Company has had $21,699 in operating expenses.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan on delivering systems in the residential markets in early 2024. Our goal is to leverage partnerships from Dalrada to create sales and revenue opportunities for Dalrada Home Corp. To date, our company has focused on research and development of our unique Home Heat Pump.

Liquidity and Capital Resources

The Company had $10,000 cash on hand as of February 27, 2024 and $2,000 as of April 1, 2024. Currently, we estimate our monthly burn rate to be approximately $10,000 until we receive proceeds from this Offering.

The Company anticipates the proceeds from the offering will be utilized for additional research and development, marketing, investment in sales personnel and working capital. These investments will allow the issuer to ramp up their user base across the DALRADA HOME CORP. platform and increase the monetization of their marketing programs and advertising revenue to both business and individuals. The proceeds of the offering coupled with the increased monetization of the advertising platform will improve the liquidity of the issuer.

In the event Offering is not successful, the Company would seek alternative funding sources or face critical liquidity issues and deplete its cash in less than twelve months. In the event that this situation occurs we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 24 months. This is based on the anticipation that we will increase our monthly burn rate to approximately $25,000 for strategic user acquisition, development, other marketing efforts, new key hires, operations, and other expenses.

Plan of Operations

As we look to the future of Dalrada, our primary goals include:

- *Continue to scale our user base.*
  We are focused on improving the overall performance and scalability of the Dalrada Home product and services offering. This requires significant investment in technology and infrastructure, and we are committed to ensuring that our platform can support the rapidly growing user base while maintaining high levels of performance and security.

- *Expand product and services offerings.*
  We understand the importance of creating a unique and engaging product offering to fulfil all home energy efficiency needs, which is why we continue to invest in developing features that differentiate us from our competitors.

- *Achieve maximum networking adoption momentum.*
  We are putting a significant emphasis on expanding our network of HVAC companies/professionals, Home Builders, and Developers to increase the distribution reach of The Company.

Trends

The Company believes that the following will continue to shape the Domestic and International Heat Pump market:

- *Expanding Markets:* United States, Mexico, and Canada.

- *Intellectual Property Violations*: None.

We anticipate all these market trends will impact the operating segments of the Company.

RELATED PARTY TRANSACTIONS

The Company will enter into an exclusive IP and technology license agreement with Dalrada Financial Corporation.

RECENT OFFERINGS OF SECURITIES

None

General

The Company's authorized securities consist of 500,000,000 shares of Class A Common Stock.

Common Stock

Dividend Rights

There are currently no dividend rights provided for holders of common stock.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its classes of Common Stock will be entitled to share in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's classes of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Transferability of securities

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

As we strive to provide a fair and justifiable market value for Dalrada Home Corp, several methodologies are employed to ensure a comprehensive assessment. We understand the complexities and unique characteristics inherent in valuing a residential heat pump like ours, and as such, we take a multifaceted approach to this process. The key methodologies employed are:

- *Discounted Cash Flow (DCF) Analysis*: Given the dynamic nature of the Home Heat Pump, future cash flows often carry significant levels of risk and uncertainty. Our DCF analysis, therefore, projects Dalrada Home Corp's net income and discounts it back to its present value at a higher discount rate to account for this. It's a valuable measure of our intrinsic value based on our projected cash generation.
- *Per User Valuation*: Recognizing the importance of our expanding user base, we use a per-user valuation approach. Top Residential Heat Pump companies have recently been valued at an average of 9x EBIDA per user. By applying this metric to Dalrada Home Corp's user base, we gain insights into our value from a market comparative standpoint, leveraging our growing number of users.
- *Analysis of Comparable Companies*: To further benchmark our value, we engage in a comparable analysis, comparing Dalarda Home Corp's to similar companies within the Residential Heat Pump industry. Using key metrics such as price-to-earnings ratios, price-to-sales ratios, and per user value, we adjust

these industry averages to reflect the specific characteristics and performance of Dalrada Home Corp's, providing another lens through which to view our market value.

- *Exit Multiple Method*: We also consider the value of Dalrada Home Corp based on an estimated future exit price. This price is calculated using certain multiples, such as a multiple of revenue or EBITDA, based on the exit multiples of similar companies in the Residential Heat Pump space. This potential exit price is then discounted back to the present using a desired rate of return. This forward-looking approach allows us to anticipate the value realization potential of Dalrada Home Corp in a possible exit scenario.

By employing a combination of these methods, we triangulate a fair and reasonable valuation range for Dalrada Home Corp These diverse approaches ensure that we fully consider the unique attributes and potential of our Home Heat Pump. As Dalrada Home Corp continues to evolve and grow, we remain committed to periodically reassessing our valuation, maintaining transparency, and enhancing the value we deliver to our stakeholders.

Disclaimers

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not have any outstanding convertible securities currently.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at: https://Invest.DalradaHome.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:
The offering has been open for at least 21 days.

A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.

The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.

At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://Invest.DalradaHome.com.

INVESTING PROCESS

See **Exhibit D** to the Offering Statement of which this Offering Memorandum forms a part.

DALRADA HOME CORP.

AUDITED FINANCIAL STATEMENTS

FEBRUARY 2, 2024 – PRESENT